06003279

[redacted]NITED STATES
[redacted]D EXCHANGE COMMISSION
[redacted]ington, D.C. 20549

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BB 2/25 * AB 2/27

AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 2 1 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS

SEC FILE NUMBER
8- 50485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JANSSEN PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 OLD NORTHERN BLVD.
(No. and Street)

ROSLYN	N.Y.	11576
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER JANSSEN

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

99 WEST HAWTHORNE AVENUE,	VALLEY STREAM	N.Y.	11580
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 0 9 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG 3/8/06

OATH OR AFFIRMATION

I, PETER JANSSEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JANSSEN PARTNERS, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

PJ

Signature

PRESIDENT

Title

Notary Public

VIRGINIA DURANTE
Notary Public, State of New York
No. 5007235
Qualified in Nassau County
Commission Expires January 25, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

--oOo--

STATEMENT OF FINANCIAL CONDITION

OF

JANSSEN PARTNERS, INC.

DECEMBER 31, 2005

--oOo--

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

(516) 568-2700

INDEPENDENT AUDITOR'S REPORT

JANSSEN PARTNERS, INC.
1345 Old Northern Blvd.
Roslyn, N.Y. 11576

We have audited the accompanying statement of financial condition of JANSSEN PARTNERS, INC. as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents in all material aspects, the financial position of JANSSEN PARTNERS, INC. as of December 31, 2005.

Very truly yours,

Glasser & Haims CPA, P.C.

GLASSER & HAIMS, C.P.A., P.C.

Valley Stream, N.Y. 11580
February 6, 2006

JANSSEN PARTNERS
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

1.	Cash in bank		$ 311,981
2.	Receivable from brokers and dealers A. Clearance account		55,404
4.	Securities owned at market value D. Other securities		44,925
5.	Securities not readily marketable B. At estimated value		18,215
10.	Furniture, equipment and leasehold (net)		38,153
11.	Other assets Orgainization expeses		634
12.	TOTAL ASSETS		$ 469,312

LIABILITIES AND OWNERSHIP EQUITY

17.	Accounts payable, accrued liabilities, expenses and other		$ 19,778
23.	Stockholder's Equity		
	B. Common stock	$ 100,000	
	C. Additional paid-in capital	2,387,697	
	D. Accumulated deficit	(2,038,163)	
24.	TOTAL OWNERSHIP EQUITY		449,534
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 469,312

JANSSEN PARTNERS, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

NOTE 1 - PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Janssen Partners, Inc. (the "Company") was incorporated on August 29, 1997 in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc.

The Company acts as an introducing broker, an agent in the private placements of securities and provides consulting services.

As an introducing broker-dealer, the Company is exempt from the provisions of rule 15c3-3 as all customer accounts, as defined, are carried by the clearing broker.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Securities owned, traded on a national securities exchange or listed on the Nasdaq National Market are valued at the last reported sales price on the last business day of the year. All other securities owned are valued at the last reported bid and ask prices, respectively, with the resulting unrealized gains and losses reflected in income.

Included in securities owned are $18,215 of securities which do not have a ready market. These securities have been valued at fair value using methods determined in good faith by management after consideration of all pertinent information. Because of the inherent uncertainty of valuation of these securities, management's estimate of fair value may differ from those that would have been used had a ready market existed, and the differences could be material.

These financial statements reflect income from security transactions and commissions on customers' security transactions on a trade-date basis.

Depreciation of property and equipment is provided for based upon the straight-line method over the estimated useful life of the assets, under the federal income tax method.

For federal income tax purposes, the Company has elected to be treated as a small business corporation (S Corporation) under the applicable sections of the Internal Revenue Code. Accordingly, there is no provision for federal income taxes as such earnings or losses flow through directly to the stockholder. State taxes are payable at reduced rates.

NOTE 2 - COMMITMENTS AND CONTINGENCIES

The Corporation operates in premises owned by a corporation wholly owned by its sole stockholder.

We have been advised by counsel for the Corporation that an action in Supreme Court, State of New York, County of Nassau, called Underberg v. Chromatic Color Sciences, Peter Janssen and Janssen Partners, alleging damages of Fifty Thousand Dollars was dismissed in September 2005 in favor of Janssen Partners and Peter Janssen, individually. There are no pending or threatened actions which could have an adverse impact on the respondent.

NOTE 3 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

In the normal course of business, the Company is engaged in various trading and brokerage activities as principal or agent. The execution, settlement and financing of those transactions can result in off-balance-sheet risk or concentration of credit risk.

NOTE 4 - NET CAPITAL REQUIREMENT:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $385,793, which was $380,793 in excess of its required net capital of $5,000.